UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31873 / October 21, 2015

_____

In the Matter of   :
                                                          :
CARLYLE SELECT TRUST   :
520 Madison Avenue, 38th Floor   :
New York, New York 10022   :
                                                          :
(811-22928)   :
                                                          :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Carlyle Select Trust filed an application on September 4, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On September 25, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31850). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary